Exhibit 99.1

Pacific Drilling Launches Consent Solicitation

LUXEMBOURG (September 22, 2016) — Pacific Drilling S.A. (NYSE: PACD) announced today the launch by its indirect wholly-owned subsidiary, Pacific Drilling V Limited (the “Company”), of a consent solicitation in respect of the Company’s 7.250% Senior Secured Notes due 2017 (the “Notes”).

The solicitation requests consent from holders of the Notes to amend a covenant in the indenture governing the Notes to allow PACD or certain of its subsidiaries (other than the Company), to incur indebtedness in an amount calculated with reference to the number of vessels owned by PACD or any of its subsidiaries (including the Company), based on a formula prescribed in the indenture governing the Notes. This amendment aligns this provision with the same provision in the indenture governing PACD’s existing 5.375% Senior Secured Notes due 2020.

The proposed amendment would enable PACD to incur additional indebtedness which is secured on assets other than the collateral securing the Notes.  In effect, the proposed amendment would enable PACD to draw further indebtedness under its revolving credit facility that matures in June 2018, which currently is limited by the secured debt incurrence covenant in the indenture for the Notes.

The indenture governing the Notes may be amended with the consent of holders owning at least a majority in aggregate principal amount of Notes, disregarding Notes owned by the Company or its affiliates.

The consent solicitation is expected to expire on October 4, 2016, but may be extended by the Company in its sole discretion.

Any questions or requests for assistance or information from holders of the Notes may be directed to Global Bondholder Services Corporation, the Information and Tabulation Agent for the solicitation, at +1 (866) 470-3800 or +1 (212) 430-3774. The Solicitation Agent for the consent solicitation is Seaport Global Securities LLC, which also may provide information to holders of Notes at +1 (212) 616-7748.

About Pacific Drilling

With its best-in-class drillships and highly experienced team, Pacific Drilling is committed to becoming the industry’s preferred ultra-deepwater drilling contractor. Pacific Drilling’s fleet of seven drillships represents one of the youngest and most technologically advanced fleets in the world. For more information about Pacific Drilling, including its current Fleet Status, please visit www.pacificdrilling.com.

Contact:  John Boots
Pacific Drilling
+352 26 84 57 81
Investor@pacificdrilling.com